UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

The Exhibits listed on the Exhibit Index are submitted herewith in connection with the offer and sale of 3,495,000 ordinary shares and warrants to purchase 3,495,000 ordinary shares, as reported on Form 6-K, dated December 7, 2020.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
5.1	Opinion of Carey Olsen
5.2	Opinion of Loeb & Loeb LLP
23.1	Consent of Carey Olsen (included in Exhibit 5.1)
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: December 16, 2020

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